Exhibit 99.3

Risk Factors

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in our industry and others of which are more specific to our own businesses. The discussion below addresses risks of which we are currently aware, that could affect our businesses, results of operations and financial condition and make an investment in the Company speculative or risky.

We face inspections, reviews, audits and investigations under federal and state government programs and contracts and health insurance providers regarding our billing practices.

We may be subject to inspections, reviews, audits and investigations regarding our billing practices to verify our compliance with federal and state government program requirements and contracts and applicable laws and regulations. Other third-party payors, including private health insurance providers, may also reserve the right to conduct audits. An adverse result of an inspection, review, audit or investigation could result in:

●	denial of claims or recoupment or refunding of amounts we have been paid pursuant to the Medicare or Medicaid programs or from other payors;
●	state or federal agencies imposing fines, penalties or other sanctions on us, including under the federal U.S. False Claims Act;
●	temporary suspension of payments;
●	revocation of billing privileges or exclusion from participation in the Medicare or Medicaid programs or one or more payor networks;
●	self-disclosure of violations to applicable regulatory authorities;
●	damage to our reputation;
●	criminal penalties;
●	revision or restatements of historical financial statements, including due to derecognition of revenue for claims we were not entitled to; and
●	loss of certain rights under, or termination of, our contracts with payors.

We have in the past and may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations, in particular if our documentation, billing and other practices do not comply with applicable government program or other payor requirements.

We are currently responding to an asserted overpayment following an audit of claims for diagnostic tests we submitted to the U.S. government Medicare program previously recognized. In addition, we have refunded payments received from a private health insurance company relating to reimbursement claims submitted for COVID-19 testing services between November 2020 and November 2021 and recognized in 2021. As a result of the foregoing requests, we have recognized in our unaudited interim condensed consolidated financial statements as of and for the second quarter and first half of 2022 € 910 thousand of other liabilities to be refunded back to Medicare for overpayments made between 2019 and 2022.

Any current or future inspection, review, audit or investigation could have a material adverse effect on our business and operating results.

We will require additional funding, which may not be available to us in the desired amount, at the desired time or on acceptable terms, or at all.

We will in the future require additional funding to fund our operations. We will need to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. We do not know whether additional funding will be available in the desired amount, at the desired time, or on acceptable terms, or at all. We cannot assure you that we will be able to secure the funding required to allow us to continue as a going concern. To the extent that we raise additional funds by issuing equity securities or securities convertible into, or exercisable or exchangeable for, equity securities, our shareholders may experience significant dilution. Any financing, if available, may require that we agree to covenants that restrict our operations. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish certain rights to our products or grant licenses on terms that may not be favorable to us. If any one of these factors is unfavorable, we may not be able to obtain additional funding, in which case, our business could be jeopardized and we may not be able to continue our operations or pursue our strategic plans. If we are forced to scale down, limit or cease operations, our stockholders could lose all of their investment in our Company.

Increasing our financial leverage could affect our operations, profitability and ability to raise additional capital.

Following disbursement of the second tranche of USD 20.0 million loan of our Loan Facility, our leverage will increase further. Our leverage may materially affect the availability of additional capital resources as well as our operations in several ways, including higher levels of interest expense to service or maintain our outstanding debt; the unavailability of additional borrowings in the future to repay our indebtedness when it comes due; less attractive economic or legal terms on which capital may be available to us; and the possible diversion of liquidity from other uses.